
March 21, 2024

James P. Helt
President and CEO
ACNB Corporation
16 Lincoln Square
Gettysburg, PA 17325

      **Re: ACNB Corporation
         Registration Statement on Form S-3
         Filed March 14, 2024
         File No. 333-277926**

Dear James P. Helt:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Finance

cc: Erik Gerhard, Esq.